
November 15, 2021

Lawrence Blatt, Ph.D.
Chief Executive Officer
Aligos Therapeutics, Inc.
One Corporate Dr., 2nd Floor
South San Francisco, CA 94080

      **Re:  Aligos Therapeutics, Inc.**
           **Registration Statement on Form S-3**
           **Filed November 4, 2021**
           **File No. 333-260774**

Dear Dr. Blatt:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc:    Mark V. Roeder, Esq.